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EXHIBIT 12.1

PACCAR Financial Corp.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
PURSUANT TO SEC REPORTING REQUIREMENTS
(Thousands of Dollars)

	Nine Months Ended September 30
	2000		1999
FIXED CHARGES
Interest expense	$149,098		$108,351
Portion of rentals deemed interest	803		724

TOTAL FIXED CHARGES	$149,901		$109,075

EARNINGS
Income before taxes	$43,160		$45,452
Fixed charges	149,901		109,075

EARNINGS AS DEFINED	$193,061		$154,527

RATIO OF EARNINGS TO FIXED CHARGES	1.29	x	1.42	x

    The method of computing the ratio of earnings to fixed charges shown above complies with SEC reporting requirements but differs from the method called for in the Support Agreement between the Company and PACCAR. See Exhibit 12.2.

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PACCAR Financial Corp. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES PURSUANT TO SEC REPORTING REQUIREMENTS (Thousands of Dollars)